STERLING GROUP VENTURES, INC.

February 29, 2008

Via Edgar & Fax (202) 772-9368

TO:	Mr. Kevin Stertzel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Total Number of Pages: 11

Re: File No. 0-51775

Dear Mr. Stertzel:

Thank you for your letter dated February 26, 2008. We have reviewed your suggestions and taken the time to seriously consider your remarks. Pursuant to your comments, we have amended certain existing information and will make further changes in future filings to ensure that our disclosure is clear and concise.

Below, we have restated your comments and inserted our corresponding responses.

Form 10-KSB for Fiscal Year Ended May 31, 2007

Control and Procedures, Page 21

1.

We note your response to our prior comment number one. In future filings, please modify your disclosure to address whether any changes occurred to the company’s internal control over financial reporting that have “significantly” affected or are reasonably likely to “significantly ” affect the Company’s internal control over financial reporting.

Sterling:

We will modify the disclosure in our future 10K filing for any changes occurred to the Company’s internal controls over financial reporting that have significantly affected or are reasonably likely to significantly affect the Company’s internal control over financial reporting.

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STERLING GROUP VENTURES, INC.

Engineering Comments

General

2.

We note that your website and some press releases refer to or use the terms “measured”, “indicated”, and “inferred”, resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, been based on audits conducted under Chinese methods of calculation, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure on our Form 10-KSB which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Sterling:	We added above Cautionary Note in Cautionary Statement Regarding Forward-Looking Statements on page # 4 of Form 10-KSB. We also added above Cautionary Note in web page on our website http://www.sterlinggroupventures.com/disclaimer.html. We will add above Cautionary Note in our future press releases.

3. Please disclose the following information for each of your properties:

  The nature of the company’s ownership or interest in the property.

  A description of all interests in the properties, including the terms of all underlying agreements.

  An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases or mining concessions.

  Please include certain identifying information, such as properties names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

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STERLING GROUP VENTURES, INC.
  The area of the claims, either in hectares or acres

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Sterling:  We added following paragraphs in page #5, #6, #7, #8 under Our Current Business

DXC SALT LAKE PROJECT

The Beijing Mianping Salt Lake Research Institute (“Mianping”) which is a private company holds the exploration permit on the Dangxiongcuo Salt Lake and the surrounding area issued by Bureau of Land and Resources of Tibet, China. Dangxiongcuo Salt Lake is a classic brine type deposit. The number of the exploration permit is 5400000620013. The area covered by the permit is 89.06 km2 (8,906 hectares) and it is valid until Feb 23, 2007. The recording date is February 24, 2006. Mianping has renewed its permit on March 4th 2007. The new number is 5400000730283. The area covered by the permit is 89.06 km2 (8,906 hectares) and it is valid until March 14th 2008. The recording date is March 4, 2007. There is a mandated routine for converting this exploration permit into a mining permit. Sterling Group Ventures Inc. (“Sterling”) through its wholly owned subsidiary, Micro Express Holdings Inc. (“MEH”) has entered into a Joint Venture agreement with Mianping in which the Mianping has agreed to contribute the lithium carbonate production technology using thermal deposit (“Technology”), the exploration permit and also agreed to begin the process of acquiring the mining permit. Sterling has agreed to finance the Joint Venture with RMB 240 Million Yuan (approximately US$31,440,000) and in so doing will earn a 65% interest in the project development capital.

Terms of the agreement are as follows:

1.

Both parties agree to set up a Cooperative Joint Venture Company (“Joint Venture”) in Tibet , China. The total investment on the Joint Venture is 240 million Yuan (approximately US$31,440,000) and registered capital is 96 million Yuan (approximately US$12,576,000).

2.	The contributions of both parties:

	(1)	Sterling shall make fund contribution to the Joint Venture according to project schedule to earn 65% interest of the Joint Venture.

	(2)	Mianping shall transfer its owned Technology into the Joint Venture and shall be responsible for the technical and economic feasibility to earn 35% interest of the Joint Venture.

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STERLING GROUP VENTURES, INC.

(3)	The early contribution of Sterling to the project and for the setting up Joint Venture shall be recognized as registered capital contribution.

(4)

The construction funds over the registered capital shall be financed by Sterling as a debt of the Joint Venture (the Joint Venture shall pay the interest according to the interest rate at the same term determined by the Bank of China and the extra interest shall be paid by Sterling).

(5)

If Sterling does not make 240 million Yuan or equivalent foreign currency investment into the Joint Venture according to the provision, Sterling agrees to be diluted in the Joint Venture. The formula for calculating the interest of each party is as follows:

Sterling’s interest = (actual registered capital contribution / total registered capital *50% + (actual construction cost contribution + allowance) / total construction cost *15%)
                       +
Mianping’s interest = 100% – Sterling’s interest
             Notes: total registered capital = 96 million Yuan RMB
             total construction cost = 109 million Yuan RMB
             allowance = 109*5% million Yuan RMB
When actual construction cost contribution is more than 95% of total construction cost, actual construction cost contribution is treated as being a 100% contribution.

(6)

Mianping will transfer the mining permit into the Joint Venture. After the permit is transferred, Sterling will put 35 million Yuan into the Joint Venture. The Joint Venture will pay 35 million Yuan to Mianping.

We are not proceeding with the projects below but more disclosures are added as per comment number three.

JIAJIKA PROJECT

Sichuan Province Mining Ltd. (“SPM”) which is a private company holds the mining permit on the Jiajika spodumene property in Kangding of Sichuan province, China issued by the Sichuan Bureau of Land and Resources, China. The property is an albite –spodumene pegmatite deposit. The number of mining permit is 5100000410234. The area is 0.88 km2 (88 hectares) and it is valid until November 11, 2006. The recording date is May 24, 2004. Sterling is required to contribute 42 million Yuan in order to earn 75% of the Joint Venture to be set up by Sterling and SPM to build an initial capacity of 240,000 tonnes per year mining and processing plant.

Terms of agreement are as follows:

On April 15th 2005, Sterling shall contribute 5 million Yuan. By the end of July 2005, Sterling shall contribute another 10 million Yuan. After Stage I (240,000 tonnes per year

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STERLING GROUP VENTURES, INC.

of mining and processing plant) construction finishes, Sterling shall contribute another 7 million Yuan to pay SPM’s over contribution – 7 million Yuan. The balanced 20 million Yuan shall be contributed within two years from the date of the issuance of the business license to the Joint Venture. Sterling shall ensure that the Joint Venture shall have sufficient funds in place for the operation of the business and the Joint Venture including Stage I and Stage II (the capacity is increased to a 900,000 tones per year of mining and processing plant). Sterling’s contribution may include all expenses it has incurred for the purpose of this agreement and for the incorporation of the Joint Venture, including any funds advanced. The early contributions of Sterling shall be determined by an independent appraisal report recognized by both parties. Before the Joint Venture has opened its account after obtaining a business license, Sterling shall put its contributions into an account monitored by both parties.

SPM shall transfer the mining permit to the Joint Venture within three months after the Joint Venture business license issued. Due to any delay of approval by the authorities, the transferring time can be extended. SPM shall guarantee the resources requirements for the operation with a capacity of 900,000 tonnes per year.

DX POLYMETALLIC PROJECT

A Chinese citizen, Aifeng Li who holds two exploration permits on the Donggou and Xiaoxigou polymetallic property issued by the Inner Mongolia Bureau of Land and Resources , China. Based on surface sampling and Gradient IP surveys, it is reasonable to expect hydrothermal vein type deposits containing complex ores similar to those of Dajing mainly of chalcopyrite, iron-rich spahalerit, galena, pyrite, arsenopyrite, cassiterite and macasite with minor tetrahedrite and boulangerite. Gangue minerals are quartz, chlorite, sericite, dolomite and calcite with minor toumaline and fluorite. The numbers of the two exploration permits are 1500000411738 and 1500000411739 respectively. The areas of the two exploration permits are 31.05 km2 (3,105 hectares) and 21.72 km2 (2,172 hectares) respectively. These permits are valid until November 19, 2005.

According to the agreement signed between Aifeng Li and Makaelo Limited (Sterling’s wholly owned subsidiary), Aifeng Li contributes the Donggou and Xiaoxigou exploration licenses and related technical data with a deemed value of 4.8 million Chinese Yuan to earn a 48% interest in the Joint Venture and Makaelo Limited contributes 5.2 million Chinese Yuan in exploration expenditures to earn a 52% interest in the Joint Venture. Makaelo’s contribution shall be in instalments over three years with a minimum instalment of 2 million Chinese Yuan within the first year. Aifeng Li’s interest in the Joint Venture can be diluted to 10% for failure to contribute her share of additional funds for succeeding work programs.

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STERLING GROUP VENTURES, INC.

LUSHI PROJECT

Henan Lushi Guanpo Minerals Developments Ltd. (“Guanpo”) which is a private company holds three mining permits on Lishui spodumene property issued by Sanmenxia Bureau of Land and Resources. The property is an albite – spodumene pegmatite deposit. The numbers of mining permits are 4112000040001, 4112000020002 and 4112000040003 separately. The areas of thee mining permits are 0.48 km2 (48 hectares), 0.9801 km2 (98.01 hectares) and 0.2001 km2 (20.01 hectares) separately. The permits are valid until March 2005. The recording date is March 29, 2002.

Guanpo will contribute three mining permits into the Joint Venture to be set up by Sterling and Guanpo will retain a 10% interest of the Joint Venture. Sterling will contribute 100% of project cost to take a 90% interest in the Joint Venture.

DAHONGLIUTAN (“DHLT”) PROJECT

Xinjiang Hetian Xinlong Co., Ltd. (“Xinlong”) which is a private company holds mining permit on Xinjiang Dahongliutan spodumene property issued by the Xinjiang Bureau of Land and Resources, China. The property is an albite – spodumene pegmatite deposit. The number of the mining permit is 6500000532119. The area is 1.04 km2 (104 hectares) and it is valid until April 2006. The recording date is April 11, 2005.

According to the Letter of Intent, Xinlong will contribute the mining permit into the Joint Venture to be set up by Sterling and Xinlong to take a 20% interest in the Joint Venture. Sterling will contribute 100% of project cost to take a 80% interest in the Joint Venture.

Description of property, page 6

4.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

  The location and means of access to the property, including the mode of transportation utilized to and from the property.

  Any conditions that must be met in order to obtain or retain title to the property

  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

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STERLING GROUP VENTURES, INC.

  A description of any work completed on the property and its present condition.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment, infrastructure, and other facilities.

  The current state of exploration of the property.

  The total costs incurred to date and all planned future costs.

  The source of power and water that can be utilized at the property.

  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf.

Sterling:	We have revised our 10-KSB according to the comments. For the properties identified as not material, we have made statements of either termination or of no proceeding with respect to the property.

We add following paragraphs under Description of Property, page #14, #15.

Dangxiongcuo Salt Lake (“DXC”) is located in the south-western part of Xizang plateau in Nima County, Tibet of China. The geographic co-ordinates are between 86°38'00" and 86°49'00" east and 31°30'00" to 31°40'00" north.

Access to Tibet is through Lhasa which has a good efficient international airport. Road access into the property area is difficult at best. The road heads northwest from Lhasa to the town of Zamsar then northeast. This first 200 km is good paved road. Then down into the valley turning right onto a rough gravel road near the Nam Tsho Salt Lake. Thence around the eastern and northern side of the Nam Tsho lake and on 300 kilometers to the isolated village of Pankgo. Thence proceed 400 kilometers to the City of Nima. Thence proceed another 90 kilometers of very rough road down to the DXC. The trip takes 26 hours of difficult 4X4 driving from Lhasa.

When Mianping has received the mining permit, Sterling will transfer 35 million Yuan into the Joint Venture to be paid to Mianping after the transfer of the mining permit into the Joint Venture.

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STERLING GROUP VENTURES, INC.

The deposit is a large salt lake 55.53 km2 (5,553 hectares) in area with a maximum depth of 14 m. Brines are a common source of lithium and the DXC Salt Lake is a classic brine type deposit. This type of deposit is known throughout the world where ever desert climates allow evaporite deposits to form. Mineralization in the lake is in the form of dissolved salts of sodium, potassium, lithium and boron, as chlorides, oxides, sulfates and carbonates. These can be recovered through fractional precipitation of the various salts by the evaporation of the water. Variations in salinity, pH and temperature determine which compound will form crystals and precipitate from the brine.

In 1980’s 1:1,000,000 regional geology was conducted by the Tibet Regional Geology Brigade. 1:250,000 regional geology was conducted by the Jiangxi Regional Geology Brigade in 2004. In 1999, two Chinese geologists conducted preliminary study in the area. In 2002, Mianping started exploration work in the area. 1:50,000 geology investigation and hydrogeology was conducted.1:2,000 salt field site engineering geology and topography mapping was conducted. 20,000 square meters salt field was built in 2003. In 2004, 10,000 square meters of the salt field was revamped. In December 2005, Sterling and Mianping commissioned the Tibet Geothermal brigade to conduct measurements for the 20 km2 salt field (1:2,000 and 1:5,000). In March 2006, Sterling and Mianping commissioned the Zhengzhou Comprehensive Utilization Institute of China Academy of Geology to conduct the purification test for the DXC salt lake rough concentrate. In 2006, the Tibet Geothermal Brigade conducted the geothermal exploration work. In May 2006, a Canadian standard NI 43-101 report was conducted by a qualified geologist. In June 2006, Mianping finished Chinese geology report and the report has passed the auditing of Ministry of Land and Resources of China. Since 2005, a technical team from Mianping has been working on the DXC Salt Lake site to conduct salt field technical test, weather monitoring and related tests and monitoring according to the plan designed by Sterling and Mianping.

There is almost no local infrastructure. The only solar power, water, and roads are those installed by the Mianping. Beicun village at the head of the lake appeared to have perhaps 300 people, local Tibetan herdsman of the Han ethnic group. They are mainly occupied with herding yaks, sheep, goats, and a few horses. They plant small gardens of barley and vegetables but are not self sufficient and import food stuffs from outside. Although people would be available from this village to work on a project in this area the skill level would be very low. Communication with the outside world is by satellite telephone. The nearest land line is at Nima a distance of 90 km away. Shipment of product does not seem to be a problem as numerous heavy trucks were noted all along the road to the property. National rail service is available from Naqu about 700 km distance to the east.

Generally, the physiography could be termed basin and range with broad valleys between sharp ridges and arretes. The valleys are generally gentle in profile both

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STERLING GROUP VENTURES, INC.

laterally and longitudinally with small to medium rivers coursing through the bottoms of the valleys. Few of the rivers are bridged and most of the crossings are by shallow fords. Along these tracks for much of the route were seen numerous large trucks of 30 – 40 tonnes. Most were freighting bagged material, probably salt from one of the salt lake operations. There are no services along the route except for Pankgo and Nima. The DXC Salt Lake sits in a rather confined basin between high rugged ridges. There are numerous benches or beaches around the lake indicating lake levels at one time were 200 meters above the present levels of the lake, as the last glaciation receded.

Vegetation throughout the plateau is sparse grasses which have been grazed down to the root level. Sheep, goats and yaks graze in large herds on what appeared to be very lean fodder. Herdsmen and herdswomen tend these flocks with no visible support and often many miles from the nearest shelter. Some of the herdsman seem to rely on the 125cc motor bike for transportation. The women appeared mainly to walk. Occasional five tonne trucks were seen hauling personal belongings grossly overloaded with household items and people.

As at May 31, 2007, the Company incurred expenses of $911,167 related to the DXC Salt Lake Property. Total 240 million Yuan is estimated for building the onsite pond system, and chemical facilities for 5,000 tonnes per year of lithium carbonate capacity.

Mianping has installed solar power, water, and roads on the site. Water comes from mountain springs. There are several rivers which flow into the lake area.

Traditional exploration is not applicable in proving up the mineralization in a salt lake deposit. Systematic water sampling on a grid pattern and a varying depths is an acceptable method. This has been done by Mianping with a few hundred water samples taken at various depths on a 2 km X 2 km grid pattern in the lake. The concentration of the various salts is fairly uniform throughout the lake and hence the quantity of contained metal is easily determined. In June 2006, Mianping finished a Chinese geology report (Chinese reserve report) and the report has passed the auditing of the Ministry of Land and Resources of China on September 13, 2006.

Results of operations, page 16

5.	It appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points:

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

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STERLING GROUP VENTURES, INC.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

  If there is a phased program planned, briefly outline all phases.

  If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

  Disclose how the exploration program will be funded.

  Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Sterling:	The exploration was conducted by Sterling’s Chinese partner – Mianping. In May 2006, Canadian standard NI 43-101 report was conducted by N.Tribe & Associates Ltd. of British Columbia, Canada.

We add following paragraphs under Results of Operations, page #20.

In June 2006, Mianping finished a Chinese geology report (Chinese reserve report) and the report passed the auditing of the Ministry of Land and Resources of China on September 13, 2006 which is the basis for converting the exploration permit into a mining permit. Mianping led by Professor Mianping Zheng, an academician of Chinese Academy of Engineering, is still collecting information such as yearly weather information, wind information and brine chemistry using a test pond system. Development plans are being studied.

6.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols:

Sterling:	Please refer to above disclosure (comment number five). The exploration was conducted by Sterling’s Chinese partner (“ Mianping”). On May 2006, a Canadian standard NI 43-101 report was conducted by N.Tribe & Associates Ltd., a qualified party.

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STERLING GROUP VENTURES, INC.

We add following paragraphs under Results of Operations, page #20.

DXC Sampling by Mianping was done on a 2 km X 2 km grid with 106 samples taken at 16 sample points at various depths. Location control was provided by GPS. If the water depth was less than 2 meters deep, one sample was taken; if the water depth was between 2 and 10 meters, then two samples were taken at 3 and 8 meters and if the water was deeper than 10 meters then three samples were taken. Each sample consisted of two 500 ml. bottles of brine.

The sampling method used a standard water sampling technique where a bottle is lowered into the lake to the required depth, the stopper removed, and the bottle allowed to fill. AAS analytical techniques were used to determine the composition of the brine sample. This sampling program was repeated several times during the various seasons of the year. Several hundred samples have been collected in this way and analyzed by Mianping at their AAS laboratory on site.

Two samples were collected by Norm Tribe for the confirmation of Mianping’s assay and analyzed by an independent laboratory, ALS Canada Ltd., in Vancouver, BC. The results indicate that the concentration of salts is comparable with the results provided by Mianping. The lake water returned values of 376 ppm lithium, 893 ppm boron and 11,300 ppm potassium. This sample was collected from the lake at a depth of 1.0 meter.

The second sample was collected from the North East Thermal Spring. The analysis returned values of 2.18 ppm boron, 0.733 ppm lithium and 12.5 ppm potassium. These results indicate that the salts do not originate from this particular hot spring. Other springs such as the South Thermal Spring are reported to be high in salts.

Mianping’s analytical procedures were also reviewed by the Resources & Reserve Audit Center of Ministry of Land and Resources of China.

I trust the foregoing addresses your concerns with the Company’s amended Form 10-KSB for the year ended May 31, 2007. Please let me know if you require any further information.

Yours truly,
Sterling Group Ventures, Inc.

/s/ Richard (Xuxin) Shao

Richard Shao, President and CFO

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